

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

<u>Via Facsimile – (425) 451-8568</u>
James B. Parsons, Esq.
Parsons/Burnett/Bjordahl/Hume LLP
1850 Skyline Tower
10900 NE 4th Street
Bellevue, WA 98004

> **Re: Verde Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 5, 2011**
> **File No. 333-170935**

Dear Mr. Parsons:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please make relevant updates with each amendment. For example, and without limitation, please address in your next amendment the status of the cash payment due on or before May 17, 2011 in connection with your mineral claim purchase agreement with Gold Explorations, LLC that you reference at page 17.

2. We note your response to comment 5 from our letter dated February 28, 2011, the revised disclosure at pages 5 and 45, and Exhibit 10.2. Please revise your filing to ensure that your disclosure with respect to the verbal loan commitment is consistent throughout your filed materials. In that regard, we note that in various places in your filing, you have provided differing disclosure regarding this commitment. For example, we note the following:

    *   you state at page 5 that Messrs. Spalding and Stiege have agreed to loan funds for offering costs, filing fees, and correspondence with your shareholders;

- you state at page 45 that these individuals have agreed to advance funds as needed until the public offering is completed or failed, and state on the same page that these individuals have agreed to loan funds to continue operations in the event sufficient funds are not raised; and

- Exhibit 10.2 states that these individuals have verbally agreed that in the event that the company raises only a portion of the offering amount, to loan the company sufficient funds to assist in start-up operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director